SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc Annual General Meeting - 2007

Results of Annual General Meeting held on 17 May 2007

Prudential plc announces that at its Annual General Meeting held earlier today, all resolutions were duly passed and the results of the polls are as follows:

		FOR	AGAINST	WITHHELD
	Ordinary Business
1.	To receive the Directors’ Report and the Financial Statements	1,410,747,988	1,772,258	3,776,877
2.	To approve the Directors’ Remuneration Report	1,342,606,754	38,490,459	36,678,610
3.	To re-elect as a director Mr P A J Broadley	1,407,800,209	9,679,734	275,403
4.	To re-elect as a director Mr M W O Garrett	1,408,205,923	9,276,308	271,119
5.	To re-elect as a director Mrs B A Macaskill	1,408,194,355	9,305,141	257,064
6.	To re-elect as a director Mr C P Manning	1,407,763,311	9,766,246	245,491
7.	To elect as a director Mr B L Stowe	1,406,397,560	9,721,409	1,653,814
8.	To reappoint KPMG Audit Plc as auditor	1,399,423,508	18,095,635	200,393
9.	To authorise the directors to fix the amount of the auditor’s remuneration	1,395,794,156	17,815,993	3,971,196
10.	To declare a final dividend of 11.72 pence per ordinary share of the Company	1,417,188,425	22,144	516,742

	Special Business
11.	Ordinary resolution: renewal of authority to make political donations	1,392,214,665	13,490,127	12,019,638
12.	Ordinary resolution: renewal of authority to allot ordinary shares	1,408,133,327	7,436,363	2,140,031
13.	Special resolution: renewal of authority for disapplication of pre-emption rights	1,410,509,787	6,576,924	623,426
14.	Special resolution: renewal of authority for purchase of own shares	1,416,531,015	927,298	254,467
15.	Special resolution: to authorise the evergreen scrip dividend scheme	1,413,440,900	3,229,519	1,036,733
16.	Special resolution: amendments to Articles of Association - website communications	1,415,724,686	721,568	1,264,599
17.	Special resolution: amendment to Articles of Association - evergreen scrip dividend	1,412,031,004	4,358,673	1,324,533
18.	Special resolution: amendment to Articles of Association - directors’ indemnities	1,412,672,841	1,847,014	3,194,926
19.	Special resolution: amendment to Articles of Association - jurisdiction of the English court	1,395,869,911	20,310,371	1,508,301

Total number of shares in issue = 2,444,427,397

Document regarding Resolutions passed at the AGM on 17 May 2007

Two copies of all resolutions passed as special business at the AGM on 17 May 2007 have, pursuant to Listing Rule 9.6.2, been submitted to the FSA and will shortly be made available via the FSA’s document viewing facility, situated at the Document Disclosure Team, UK Listing Authority, Financial Services Authority, 25 North Colonnade, Canary Wharf, London E14 5HS.

(Documents will usually be available for inspection within six business hours of this notice being given).

Name of contact and telephone number for queries

Lee Davis, 020 7548 3807

Name and signature of authorised company official responsible for making this notification

Susan Henderson, Deputy Group Secretary, 020 7548 3805

Date of Notification

17 May 2007

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 17 May 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Susan Henderson

Susan Henderson
Deputy Group Secretary